Exhibit 99.1

Li Auto Inc. July 2022 Delivery Update

August 1, 2022

BEIJING, China, August 01, 2022 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that the Company delivered 10,422 Li ONEs in July 2022, up 21.3% year over year. The cumulative deliveries of Li ONE have reached 194,913 since the vehicle’s market debut in 2019.

“Today, the 200,000th Li ONE rolled off the production line at our Changzhou manufacturing base. It took us just 986 days to reach the production milestone of 200,000 Li ONEs, once again setting a record speed among China’s emerging NEV manufacturers following our historic speed in reaching the 100,000-unit mark. Li ONE is also the first domestic branded premium model priced above RMB300,000 in China to achieve this production milestone. As a premium smart electric SUV, Li ONE has emerged as one of the top choices of large size SUVs for family users in China, owing to its product strengths attracting strong user endorsement. Meanwhile, our second model, Li L9, a flagship smart SUV for families, has received positive feedback from our users since its launch on June 21. It has accumulated over 50,000 orders, among which non-refundable orders confirmed for the model exceeded 30,000. We welcome everyone to visit our retail stores to test drive our Li L9 and enjoy the flagship driving experience empowered by our self-developed range extension and chassis systems, as well as our self-developed autonomous driving system, Li AD Max,” commented Yanan Shen, co-founder and president of Li Auto.

As of July 31, 2022, the Company had 259 retail stores in 118 cities, as well as 311 servicing centers and Li Auto-authorized body and paint shops operating in 226 cities.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家, 创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its model lineup includes Li ONE, a six-seat, large premium smart electric SUV, and Li L9, a six-seat, full-size, flagship smart SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com